SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

CHINA VALVES TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

458629102

(CUSIP Number)

Bin Li
1699 Peachtree Parkway
Cumming, GA 30041
770-377-8078

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2008

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

(Continued on following pages)

(1) This percentage is based upon 40,106,500 shares of the issuer’s common stock issued and outstanding as of March 31, 2008 pursuant to SEC Rule 13d-3(d)(1).

1.	NAMES OF REPORTING PERSONS Bin Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 24,300,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 24,300,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,300,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.59%(1)
14.	TYPE OF REPORTING PERSON IN

(1) This percentage is based upon 40,106,500 shares of the issuer’s common stock issued and outstanding as of March 31, 2008 pursuant to SEC Rule 13d-3(d)(1).

Item 1.  Security and Issuer.

The name of the issuer is China Valves Technology, Inc., a Nevada corporation (the “Company”), which has its principal executive offices at No. 93 West Xinsong Road, Kaifeng, Henan, China.  This statement relates to the Company’s common stock, $0.001 par value per share (the “Common Stock”).

Item 2.  Identity and Background.

(a)-(f).  Bin Li.  This Schedule 13D is being filed by Mr. Bin Li, a citizen of Canada.  Mr. Li’s principal occupation is the General Manager of Stone World, Inc. in Cumming, Georgia, the United States. His business address is 1699 Peachtree Parkway, Cumming, GA 30041. During the last five years, he has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Li received the securities covered by this Schedule 13D pursuant to that certain common stock purchase agreement, dated April 10, 2008, by and between Siping Fang, the Chief Executive Officer and President of the Company and Mr. Li (the “Common Stock Purchase Agreement”).  Pursuant to the Common Stock Purchase Agreement, Mr. Fang sold 24,300,000 shares of the Company’s common stock (the “Shares”) beneficially owned by him to Bin Li for an aggregate purchase price of $10,000.  In connection with his acquisition of the Shares, Mr. Li issued to Mr. Fang a $10,000 principal amount promissory note for the payment of the purchase price for the Shares.  The promissory note, which does not bear interest, will become due and payable sixty days after a written demand for payment is made by Mr. Fang to Mr. Li, provided that such demand is made on or after October 15, 2008.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Common Stock pursuant to the Common Stock Purchase Agreement as described in Item 3 above.  In connection with the Common Stock Purchase Agreement, there was a  change in control of the Company which was more fully described in the current report on Form 8-K filed by the Company on April 16, 2008 (the “Form 8-K”).

Except as set forth in this Schedule 13D and the Form 8-K, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)           For purposes of Rule 13d-3 promulgated under the Exchange Act, Bin Li is the beneficial owner of 24,300,000 shares of the Common Stock, representing 60.59% of the outstanding shares of the Common Stock.

(b)           Bin Li has the sole power to vote and dispose or direct the vote and disposition over the 24,300,000 shares of Common Stock that are directly owned by him.

(c)           Other than the transaction in connection with the Common Stock Purchase Agreement described in Item 3 above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)           Except as disclosed herein and in the Form 8-K, no one other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’ securities.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the Form 8-K, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description
A
Common Stock Purchase Agreement, dated April 10, 2008, between Siping Fang and Bin Li. [Incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Company on April 16, 2008].

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2008

/s/  Bin Li
Bin Li

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